ALTAI RESOURCES INC.
CONSOLIDATED BALANCE SHEETS AS AT SEPTEMBER 30, 2004
(PREPARED BY MANAGEMENT)

		September 30, 2004 (UNAUDITED)		December 31, 2003 (AUDITED)
ASSETS				
Current				
Cash	$	20,681	$	26,913
Marketable securities (Note 2)		32,018		32,018
Accounts receivable		2,595		1,617
		55,294		60,548
Note receivable		546,903		546,903
Investment in subsidiaries (Note 3)		588,869		629,138
Interests in mining properties (Note 4)		1,011,499		1,007,210
Natural gas interests (Note 5)		1,427,724		1,444,245
Investment in technology projects		1		1
Total Assets	$	3,630,290	$	3,688,045
LIABILITIES				
Current				
Accounts payable (Note 6)	$	25,552		38,974
SHAREHOLDERS' EQUITY				
Share capital (Note 7)	$	9,267,232	$	9,243,232
Contributed surplus		2,400		-
Deficit		(5,664,894)		(5,594,161)
		3,604,738		3,649,071
Total liabilities and shareholders' equity	$	3,630,290	$	3,688,045

Approved on behalf of the Board

"Niyazi Kacira" Director *"Sethu Raman"* Director

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 (UNAUDITED)

	Three months ended September 30		Nine months ended September 30	
	2004	2003	2004	2003
Revenue				
Investment and miscellaneous income	$ 1,199	$ 1,084	$ 3,429	$ 3,102
Interest earned on note receivable	–	–	–	53,195
	1,199	1,084	3,429	55,297
Expenses				
Administrative expenses	15,485	1,102	71,836	7,727
Provision for doubtful accounts	–	–	–	53,195
Abandonment and write offs	1,090	–	1,090	–
Prospecting and general	27	70	141	225
Amortization	–	–	–	108
	16,602	1,172	73,067	61,255
Net loss before share of net loss of equity investment	(15,403)	(88)	(69,638)	(4,958)
Share of net loss of equity investment	(110)	(202)	(1,095)	(21,691)
Net loss	(15,513)	(290)	(70,733)	(26,649)
Accumulated deficit, beginning of period	(5,649,381)	(5,539,946)	(5,594,161)	(5,513,587)
Accumulated deficit, end of period	$ (5,664,894)	$ (5,540,236)	$ (5,664,894)	$ (5,540,236)
Net loss per share (weighted average)	$ (0.001)	$ (0.000)	$ (0.003)	$ (0.001)

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 (UNAUDITED)

	Three months ended September 30		Nine months ended September 30	
	2004	2003	2004	2003
Operating activities				
Net loss	$ (15,513)	$ (290)	$ (70,733)	$ (26,649)
Items not affecting cash				
Share of net loss of equity investment	110	202	1,095	21,691
Amortization	–	–	–	108
Abandonment and write offs	1,090	–	1,090	–
Decrease (increase) accounts receivable	770	2,624	(976)	(1,638)
Increase (decrease) in accounts payable	(23,308)	7,646	(13,422)	(6,001)
Cash provided by (used in) operating activities	(36,851)	10,182	(82,946)	(12,489)
Investing activities				
Deferred exploration expenditures	(34)	–	(5,379)	(89)
Natural gas interest	34,386	(28,753)	16,521	(108,214)
Investment in subsidiaries	(46)	(2)	39,172	(333)
Cash provided by (used in) investing activities	34,306	(28,755)	50,314	(108,636)
Financing activities				
Issue of shares	–	12,000	24,000	96,000
Contributed surplus	–	–	2,400	–
Cash provided by financing activities	–	12,000	26,400	96,000
Change in cash	(2,545)	(6,573)	(6,232)	(25,125)
Cash, beginning of period	23,226	46,129	26,913	64,681
Cash, end of period	$ 20,681	$ 39,556	$ 20,681	$ 39,556

1) The 2 Sorel permits of the Company and Petro St-Pierre Inc. are included as part of the sale transaction. The cash portion for the sale of the Sorel permits will be $90,000 payable to the vendors on the date of closing of the transaction; and

2) The part of the sale price to be paid in Bolcar common shares will remain at approximately C$7.9 M but the deemed Bolcar share price for the transaction has been revised to $0.30 per share per TSX Venture decision.

The transaction remains subject to the approvals of all applicable regulators and TSX Venture for Altai and Bolcar, Bolcar being listed on TSX Venture as a Tier 2 issuer on or before the transaction closing which has to occur no later than six months from the signature date of the Addendum (revised from "signature date of the Agreement"), and Bolcar having obtained minimum additional equity financing of $1.2 million.

6. Accounts payable

Accounts payable includes $24,075 payable to an officer of the Company.

7. Share capital

Authorized
An unlimited number of common shares of no par value

Issued	**No. of shares**		**Amount**
Issued at December 31, 2003	23,893,554	$	9,243,232
Issued for cash in 2004 - exercise of option	240,000		24,000
Issued at September 30, 2004	24,133,554	$	9,267,232

a) At September 30, 2004, there were 1,443,000 option shares outstanding, with 100,000 option shares granted under the former 1987 and 1996 Stock Option Plans and 1,343,000 option shares granted under the existing 2002 Stock Option Plan, at prices ranging from $0.10 to $0.14 per share and with expiry dates ranging from October 10, 2004 to June 17, 2009. 240,000 option shares were granted to 3 directors out of which 200,000 option shares granted to two directors will vest only upon the TSX Venture Exchange approval of their directorship with the Company.

The prices of all share options granted are greater than or equal to the fair market value of each common share on the dates the options were granted.

With the adoption of the fair value based method of accounting for stock options commencing January 1, 2004 as required by CICA Handbook section 3870 "Stock-based Compensation and Other Stock-based Payments", the Company has $2,400 compensation expense for the nine months ended September 30, 2004 and none for the three months ended September 30, 2004.

b) At September 30, 2004, there were 219,667 escrowed common shares outstanding.

8. Related party transactions

a) Consulting Services

Consulting services were provided by officers. Fees for such services amounted to $31,002. These fees have been allocated to administrative expenses ($27,000) and investment in subsidiaries and resource properties ($4,002).

b) Contingency Liabilities

1) At the end of July 2004 an officer of the Company has demanded from the Company per the terms of the consulting agreement the payment of the accumulative total of the difference between the monthly consulting fee of $4,500 and the various volunteered reduced consulting fees from 1998 to July 31, 2004 and the gratuity due to her on the termination of the consulting agreement at the end of July 2004.

The difference between the total amount demanded less the outstanding accounts payable due to the officer to July 31, 2004, being $198,000 is a contingency liability of the Company and is subject to independent audit.

2) A contingency liability of approximately $450,000 is reserved for past consulting fees to the other officer of the Company. This contingent liability arises from the consulting agreements between the officer and voluntary reductions from 1993 to July 2004. It is subject to independent audit.

c) Officer's compensation

1) Effective August 1, 2004 remuneration to the President of the Company has been fixed to one dollar per month until further change.

9. Subsequent events

a) By agreement dated October 23, 2004 contingency liability mentioned in note 8.b)1) has been fixed to $175,500 payable in equal instalments over five years starting in 2005.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2004

1. Basis of presentation

The interim period consolidated financial statements have been prepared by the Company (without being reviewed by auditors) in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements, except where there are changes in accounting polices which have been disclosed in these financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim period consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2. Marketable securities

The marketable securities on hand at September 30, 2004 had a market value of $147,980 (December 31, 2003–$139,785).

3. Investment in subsidiaries

The Company has a 40% equity interest in Altai Philippines Mining Corporation ("Altai Philippines") and has a direct 10% Net Smelter Return (NSR) royalty interest in all properties in which Altai Philippines has an interest. Alternatively, the Company may elect to give up its 10% NSR interest in return for building and owning 80% of the ore processing facilities; in such event, the Company will buy the ore from Altai Philippines by paying a royalty equal to 10% of the direct mining costs of the ore delivered to the processing facilities. Altai Philippines will subsequently have 20% ownership of the processing plant.

In the event that properties are joint-ventured, leased or sold to a third party interest(s), 60% of residual proceeds will accrue to the Company until it recovers its expenditures and 40% to Altai Philippines. After recovery of the Company's expenditures, proceeds will be shared equally.

The properties of Altai Philippines are Sibuyan Island lateritic nickel-cobalt property, Lahuy Island gold property, Negros Island sulfur property, Ticao limestone property, Mabulao copper-gold property and Bulan gold property.

Since September 1998 Crew Gold Corporation ("Crew"), through its subsidiary, Crew Minerals Philippines Inc., has an option agreement to put the Negros Island sulfur property into production for 75% net profit interest (NPI) of the property while Altai Philippines will be carried at 25% NPI. As at September 30, 2004, Crew has not yet put the property into production.

4. Interest in mining properties

		Balance, Beginning of Year		Expenditure		Write- Off		Balance, End of Period
Malartic Township, Quebec								
Property	$	283,711	$	–	$	–	$	283,711
Expenditure		723,461		4,327		–		727,788
Other Properties								
Property	$	–	$	–	$	–	$	–
Expenditure		38		1,052		1,090		–
	$	1,007,210	$	5,379	$	1,090	$	1,011,499

5. Natural gas interests

		Balance, Beginning of Year		Expenditure		Miscellaneous Receipts	Balance, End of Period
Lac St. Pierre, Quebec							
Expenditure	$	1,441,604	$	2,407	$	36,350	1,407,661
Sorel, Quebec							
Expenditure	$	2,641	$	17,422	$	–	20,063
	$	1,444,245	$	19,829	$	36,350	1,427,724

In April 2004 the Company and Petro St-Pierre Inc. ("PSP"), its joint venture partner in the Lac St. Pierre natural gas property ("Lac St. Pierre Property"), Quebec, have signed an agreement (the "Agreement") with Bolcar Énergie Inc. ("Bolcar"), a Montreal based capital pool company listed on the TSX Venture Exchange ("TSX Venture"), to sell the Lac St. Pierre Property to Bolcar for approximately C$7.9 million in Bolcar common shares at $0.25 per share.

In August 2004, an Addendum to the Agreement has been signed for the following: -

b) Contingency liability of $450,000 mentioned in note 8. b)2) has been cancelled as the officer withdrew his claim at the present time.

AT04FSQ3

ALTAI RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM51-102F1)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004

Dated October 25, 2004

The selected consolidated financial information set out below and certain comments which follow are based on and derived from the unaudited consolidated financial statements of Altai Resources Inc. (the "Company" or "Altai") for the nine months ended September 30, 2004 and should be read in conjunction with them. Some of the items discussed in the Management's Discussion and Analysis for the year ended December 31, 2003 ("2003 Annual MD&A") dated April 23, 2004 are relevant for the quarter under review and therefore readers are advised to read this with the 2003 Annual MD&A.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

FORWARD LOOKING STATEMENTS

This discussion includes forward-looking statements and assumptions respecting the Corporation's strategies, future operations, commodity prices and discusses certain issues, risks and uncertainties that can be expected to impact on any of such matters.

By their nature, forward-looking statements are subject to numerous risks and uncertainties that can significantly affect future results. Actual future results may differ materially from those assumed or described in such forward-looking statements as a result of the impact of issues, risks and uncertainties whether described herein or not, which the Company may not be able to control. The reader is therefore cautioned not to place undue reliance on such forward-looking statements.

The Company disclaims any intention or obligation to update or revise these forward-looking statements, as a result of new information, future events or otherwise.

OVERVIEW

The Company is a junior natural resource exploration company with its properties in Canada and the Philippines and at the present time does not have a producing mineral property.

Altai's three properties in Canada, all in the Quebec Province– the 50% owned Malartic gold property, the 53.369% owned (as at December 31, 2003) Lac St. Pierre natural gas property and the 53.369% owned (as at December 31, 2003) Sorel natural gas property, are maintained in good standing in 2004 to date.

PROPOSED TRANSACTION

In April 2004 the Company and Petro St-Pierre Inc. ("PSP"), its joint venture partner in the Lac St. Pierre natural gas property ("Lac St. Pierre Property"), Quebec, have signed an agreement (the "Agreement") with Bolcar Énergie Inc. ("Bolcar"), a Montreal based capital pool company listed on the TSX Venture Exchange ("TSX Venture"), to sell the Lac St. Pierre Property to Bolcar for approximately C$7.9 million in Bolcar common shares at $0.25 per share.

In August 2004, TSX Venture Exchange has accepted a lower value for the Lac St. Pierre permits to conform to National Instrument 51-101 and has increased the deemed value of each Bolcar shares to 30 cents per share. As a result, in August 2004, an Addendum to the Agreement has been signed for the following: -

1) The 2 Sorel permits of the Company and Petro St-Pierre Inc. are included as part of the sale transaction. The cash portion for the sale of the Sorel permits will be $90,000 payable to the vendors on the date of closing of the transaction; and

2) The part of the sale price to be paid in Bolcar common shares remains at approximately C$7.9 M but the deemed Bolcar share price for the transaction has been revised to $0.30 per share per TSX Venture decision.

Altai will receive 14.1 million shares of Bolcar for the sale transaction.

The transaction remains subject to the approvals of all applicable regulators and TSX Venture for Altai and Bolcar, Bolcar being listed on TSX Venture as a Tier 2 issuer on or before the transaction closing which has to occur no later than six months from

the signature date of the Addendum (revised from "signature date of the Agreement"), and Bolcar having obtained minimum additional equity financing of $1.2 million.

OUTLOOK

Management still maintains the same outlook expressed in the 2003 Annual MD&A.

OVERALL PERFORMANCE AND RESULTS OF OPERATIONS

For the nine months ended September 30, 2004, the Company incurred a net loss of $70,733 including its 40% share ($1,095) of the net loss of its equity investment in Altai Philippines Mining Corporation ("Altai Philippines") as compared to a net loss of $26,649 for the corresponding period in 2003. The loss is mainly due to general and administrative expenses.

In the nine months of 2004 equity increased by $24,000 with exercises of share option compared to an increase of $96,000 ($75,000 from a private placement and $21,000 from exercise of share option) in the corresponding period in 2003.

As the note receivable from Altai Philippines plus its total interest (all denominated in Canadian currency) has reached its cap of three times of the note principal in March 2003, therefore there is $0 for both the note interest income and the corresponding provision for doubtful accounts in 2004 compared to $53,195 in the corresponding period in 2003.

During the n ine months the Company incurred $19,829 exploration expenditures on the two natural gas properties and $5,379 on other mineral properties compared to $108,214 exploration expenditures on the two natural gas properties in the same period of 2003.

During the three months ended September 30, 2004, the Company received $36,350 cash for the Lac St. Pierre natural gas property. The sum comprises of $24,609 exploration expenditure grant from the Quebec Government, and $11,741 from Bolcar Énergie Inc. ("Bolcar") p ursuant to the April 2004 agreement between the Company, Petro St-Pierre Inc. and Bolcar on the sale of the Lac St. Pierre property re reimbursement of certain expenditures paid by the property vendors for Bolcar.

LIQUIDITY

The Company's cash position a t September 30, 2004 is very slightly worse off than that at the year end of 2003.

The Company has no long term debt.

RELATED PARTY TRANSACTIONS

Consulting services were provided by the two officers of the Company to the end of July 2004 and thereafterby one officer. Fees for such services amounted to $31,002 in the nine months of 2004 compared to $39,000 for the corresponding period in 2003.

Contingency Liabilitios

a) At the end of July 2004 an officer of the Company has demanded from the Company per the terms of the consulting agreement the payment of the accumulative total of the difference between the monthly consulting fee of $4,500 and the various volunteered reduced consulting fees from 1998 to July 31, 2004 and the gratuity due to her on the termination of the consulting agreement.

   The difference between the total amount demanded less the outstanding accounts payable due to the officer to July 31, 2004, being $198,000; has become a contingency liability of the Company and is subject to independent audit.

   By agreement dated October 23, 2004 this contingency liability has been fixed to 175,500 payable in equal instalments over five yeas starting in 2005.

b) A contingency liability of approximately $450,000 is reserved for past consulting fees to the other officer of the Company. This contingent liability arises from the consulting agreements between the officer and voluntary reductions from 1993 to July 2004.

   Contingency liability of $450,000 has been cancelled as the officer withdrew his claim at the present time.

c) Officer's compensation and change of officer

1) Effective August 1, 2004 remuneration to the President of the Company has been fixed to one dollar per month until further change.

2) Maria Au has ceased to be an officer of the Company effective September 1, 2004. The President of the Company is acting as Corporate Secretary as permitted by the by-laws of the Company.

CHANGES IN ACCOUNTING POLICIES

With the adoption of the fair value based method of accounting for stock options commencing January 1, 2004 as required by CICA Handbook section 3870 "Stock–based Compensation and Other Stock-based Payments", the Company has $2,400 compensation expense on 40,000 vested option shares granted to a director of the Company in June 2004.

OUTSTANDING SHARES

As at September 30, 2004, Altai's share capital was as following:

	Basic	Weighted average
Issued and outstanding common shares	24,133,554	24,065,275
Share options	1,443,000	1,332,180
Common shares fully diluted	25,776,554	25,397,455

As at October 25, 2004, Altai's share capital was as following:

	Basic	Weighted average
Issued and outstanding common shares	24,133,554	24,065,275
Share options	1,343,000	1,232,180
Common shares fully diluted	25,476,554	25,297,455

Form 52-109FT2

Certification of Interim Filings

I, Niyazi Kacira, the President and Chief Executive Officer, Secretary of Altai Resources Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Altai Resources Inc.** (the issuer) for the interim period ending **September 30, 2004**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: October 25, 2004

"Niyazi Kacira"

Signature
President and Chief Executive Officer, Secretary